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C$ unless otherwise stated TSX/NYSE/PSE: MFC     SEHK: 945
For Immediate Release
January 24, 2022

Manulife announces intention to redeem Class 1 Series 7 Preferred Shares

Toronto - Manulife Financial Corporation (“Manulife”) today announced its intention to redeem all of its outstanding 10,000,000 Non-cumulative Rate Reset Class 1 Shares Series 7 (“Series 7 Preferred Shares”) for cash on March 19, 2022. The Series 7 Preferred Shares (TSX: MFC.PR.H) are redeemable at Manulife’s option on March 19, 2022, at a redemption price per Series 7 Preferred Share equal to C$25.00 for an aggregate total of C$250 million. Formal notice will be delivered to holders of Series 7 Preferred Shares in accordance with the terms outlined in the share provisions for the Series 7 Preferred Shares.

Separately from the redemption price, the final quarterly dividend of C$0.2695 per Series 7 Preferred Share will be paid in the usual manner on March 19, 2022 to shareholders of record on February 23, 2022 or such other record date determined by the board. After the Series 7 Preferred Shares are redeemed, holders of Series 7 Preferred Shares will cease to be entitled to distributions of dividends and will not be entitled to exercise any rights as holders other than to receive the redemption price.

About Manulife
Manulife Financial Corporation is a leading international financial services provider that helps people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we provide financial advice and insurance, operating as Manulife across Canada, Asia, and Europe, and primarily as John Hancock in the United States. Through Manulife Investment Management, the global brand for our global wealth and asset management segment, we serve individuals, institutions and retirement plan members worldwide. At the end of 2020, we had more than 37,000 employees, over 118,000 agents, and thousands of distribution partners, serving over 30 million customers. As of September 30, 2021, we had CAD$1.4 trillion (US$1.1 trillion) in assets under management and administration, and in the previous 12 months we made CAD$31.6 billion in payments to our customers.

Our principal operations are in Asia and Canada, and the United States, where we have served customers for more than 155 years. We trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong. Not all offerings are available in all jurisdictions. For additional information, please visit manulife.com.

Media Contact Odette Coleman Manulife 416-315-6343 Odette_coleman@manulife.com	Investor Relations Hung Ko Manulife 416-852-4875 hung_ko@manulife.com